[redacted]

SECURITIE 04002303 ION
Washington, D.C. 20549

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RECD S.E.C.
JAN 3 0 2004
813

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43724

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 30 2004
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/02 (MM/DD/YY) AND ENDING 11/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Bear, Stearns Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One MetroTech Center North
(No. and Street)

Brooklyn (City) New York (State) 11201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Jeffrey M. Farber (212) 272-2000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 11 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

BEAR, STEARNS SECURITIES CORP.
(SEC I.D. No. 8-43724)

Statement of Financial Condition
and Supplemental Schedules
and Independent Auditors' Report
and Supplemental Report on Internal Control
November 30, 2003

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Bear, Stearns Securities Corp.:

We have audited the accompanying statement of financial condition of Bear, Stearns Securities Corp. (the "Company") as of November 30, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Bear, Stearns Securities Corp. at November 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic statement of financial condition taken as a whole. The supplemental schedules on pages 12, 13 and 14 are presented for purposes of additional analysis and are not a required part of the basic statement of financial condition, but are supplementary information required by regulations under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic statement of financial condition and, in our opinion, are fairly stated in all material respects when considered in relation to the basic statement of financial condition taken as a whole.

January 27, 2004

Deloitte & Touche LLP

BEAR, STEARNS SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2003
(in thousands, except share data)

ASSETS	
Cash and cash equivalents	$ 2,393,129
Cash and securities deposited with clearing organizations or segregated in compliance with federal regulations	8,532,447
Securities purchased under agreements to resell	5,175,620
Securities borrowed	57,708,248
Securities received as collateral	5,496,832
Receivables:	
Customers	14,864,522
Brokers, dealers and others	1,234,361
Interest and dividends	92,894
Other assets	44,134
TOTAL ASSETS	$ 95,542,187
LIABILITIES AND STOCKHOLDERS' EQUITY	
Short-term borrowings	$ 851,122
Securities sold under agreements to repurchase	1,597,642
Securities loaned	8,214,045
Obligation to return securities received as collateral	5,496,832
Payables:	
Customers	64,975,592
Brokers, dealers and others	8,365,195
Ultimate Parent	2,089,633
Interest and dividends	149,197
Other liabilities and accrued expenses	106,311
	91,845,569
Commitments and contingencies (Note 10)	
Subordinated liabilities	2,610,000
Stockholders' Equity	
Preferred stock, $1.00 par value; 9,000 shares authorized (Series A Preferred Stock, $1,500 liquidation preference); 870 shares outstanding	1,305
Common stock, $1.00 par value; 1,000 shares authorized and outstanding	1
Paid-in capital	299,999
Retained earnings	785,313
Total Stockholders' Equity	1,086,618
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 95,542,187

See accompanying notes.

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - Bear, Stearns Securities Corp. (the "Company") is a guaranteed subsidiary of Bear, Stearns & Co. Inc. ("Bear Stearns"), which is a wholly owned subsidiary of The Bear Stearns Companies Inc. (the "Ultimate Parent"). All of the Company's common stock is owned by Bear Stearns. For purposes of this report, an "affiliate" is defined as the Ultimate Parent or a direct or indirect subsidiary of the Ultimate Parent.

The Company provides securities and futures clearance, customer financing, securities lending and related services. The Company acts as a clearing broker carrying and clearing (i) customer cash and margin accounts for correspondents on either a fully disclosed or omnibus basis, (ii) the proprietary trading accounts of correspondents, and (iii) the proprietary trading accounts of professional trading firms (collectively "clearing clients"). In addition, the Company acts as a carrying and clearing broker for customer and certain proprietary activities of Bear Stearns and other affiliates on either a fully disclosed or omnibus basis.

The Statement of Financial Condition is prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions, including those regarding certain accrued liabilities and the potential outcome of litigation, that affect the related amounts reported in the Statement of Financial Condition and accompanying notes. Actual results could differ materially from these estimates.

Customer Transactions - Customer securities transactions are recorded on a settlement date basis, which is generally three business days after trade date, while the related commission revenues and expenses are recorded on a trade date basis. Receivables from and payables to customers include amounts related to both cash and margin transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the accompanying Statement of Financial Condition.

Collateralized Securities Transactions - Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements") or sales of securities under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. Reverse repurchase agreements and repurchase agreements are presented on a net-by-counterparty basis, where permitted by generally accepted accounting principles. It is the Company's general policy to take possession of securities with a market value in excess of the principal amount loaned plus the accrued interest thereon, in order to collateralize reverse repurchase agreements. Similarly, the Company is generally required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained or excess collateral returned. It is the Company's policy to value collateral and to obtain additional collateral, or to retrieve excess collateral from counterparties, when deemed appropriate.

Securities borrowed and securities loaned are recorded based upon the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the

Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral. The amount of collateral required to be deposited for securities borrowed, or received for securities loaned, is an amount generally in excess of the market value of the applicable securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned, with additional collateral obtained, or excess collateral retrieved, when deemed appropriate.

Translation of Foreign Currencies - Assets and liabilities denominated in foreign currencies are translated at fiscal year-end rates of exchange.

Income Taxes - The Company is included in the consolidated Federal income tax return of the Ultimate Parent. Pursuant to an agreement with the Ultimate Parent which allows for current treatment of all temporary differences, primarily deferred compensation, the Company treats such differences as currently deductible and includes the tax effect on such differences in the intercompany payable to the Ultimate Parent.

Cash and Cash Equivalents - The Company has defined cash equivalents as liquid investments not held for sale in the ordinary course of business with original maturities of three months or less. Cash and cash equivalents include approximately $1.5 billion invested in money market funds as of November 30, 2003.

New Accounting Pronouncements - In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, *"Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"*, ("FIN No. 45"). FIN No. 45 requires a guarantor to recognize, at inception, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also provides additional guidance on the disclosure of guarantees. The recognition and measurement provisions were effective for guarantees made or modified after December 31, 2002. The disclosure provisions were effective for fiscal periods ending after December 15, 2002. The Company adopted FIN No. 45 as required in fiscal year 2003 with no material impact on the Statement of Financial Condition. See Note 11 "Guarantees" for further discussion.

In December 2002, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 148, *"Accounting for Stock-Based Compensation – Transition and Disclosure"*, which amended SFAS No. 123, *"Accounting for Stock-Based Compensation"*. SFAS No. 148 provides three alternative methods for a voluntary change to fair value accounting for stock-based compensation as permitted under SFAS No. 123. The Ultimate Parent elected to adopt fair value accounting for stock-based compensation in fiscal year 2003 using the prospective method provided by SFAS No. 148. As a result, commencing with options granted after November 30, 2002, the Ultimate Parent expenses the fair value of stock options granted to employees over the related vesting period.

In April 2003, the FASB issued SFAS No. 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities"*. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities"*. SFAS No. 149 was effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS No. 149 as required in fiscal year 2003 with no impact on the Statement of Financial Condition.

In May 2003, the FASB issued SFAS No. 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity"*. SFAS No. 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150

is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS No. 150 as required in fiscal year 2003 with no impact on the Statement of Financial Condition.

In January 2003, the FASB issued FASB Interpretation No. 46, *"Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51"*, ("FIN No. 46"). FIN No. 46 provides guidance on the consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Such entities are referred to as variable interest entities or "VIEs". FIN No. 46 requires the primary beneficiary of a VIE to consolidate the entity. On December 24, 2003, the FASB published a revision to FASB Interpretation No. 46 "Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51", ("FIN No. 46 (R)"), a replacement of FIN No. 46. FIN No. 46 (R) provides technical corrections and addresses implementation issues. In 2003, the Company adopted FIN No. 46 for VIEs in which it acquired an interest after January 31, 2003 with no impact on the Statement of Financial Condition. In 2004, the Company plans to adopt FIN No. 46 (R) for VIEs in which it acquired variable interest before February 1, 2003 as well as for those VIEs for which the Company has previously applied FIN No. 46. The adoption of FIN No. 46 (R) is not expected to have a material impact on the Statement of Financial Condition.

2. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including reverse repurchase agreements, securities borrowed, customer receivables and certain other receivables. Similarly, the Company's short-term liabilities such as bank loans, repurchase agreements, securities loaned, customer payables and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates.

The carrying amount of subordinated liabilities approximated fair value based upon market rates of interest available to the Company at November 30, 2003.

3. SHORT-TERM FINANCING

The Company meets its financing needs by borrowing from the Ultimate Parent and by obtaining bank loans. Short-term borrowings are generally made on an unsecured basis. Interest rates on such borrowings are generally negotiated at the time of the transactions and reflect market interest rates.

The Company, along with the Ultimate Parent and certain affiliates, have in place a committed Revolving Credit Facility (the "Facility") totaling $3.08 billion, with the entire amount available to Bear Stearns and the Company on a secured basis. Secured borrowings can be collateralized by both investment-grade and non-investment-grade financial instruments. The Facility expires in February 2004, with all loans outstanding at that date payable no later than February 2005. The Company expects to renew such Facility upon expiration. There were no borrowings outstanding under the Facility at November 30, 2003.

At November 30, 2003, the Company had a $300 million committed Revolving Credit Facility (the "Credit Facility"), which permits borrowing on a secured basis collateralized by Japanese securities at

pre-specified advance rates. The Credit Facility came due for renewal in December 2003 and was renewed at a $350 million committed level with substantially the same terms with borrowing collateralized by Japanese and other foreign securities. The Credit Facility, as renewed, expires in December 2004 with all loans outstanding at that date payable no later than December 2005. There were no borrowings outstanding under the Credit Facility at November 30, 2003.

Also, on June 25, 2003, the Company entered into a Revolving Credit Facility Agreement (the "Credit Agreement"), guaranteed by Bear Stearns, to borrow up to $100 million to support liquidity needs. The Credit Agreement expires in June 2004, with all loans outstanding at that date payable no later than June 2005 and an option to renew the agreement upon expiration. There were no borrowings outstanding under the Credit Agreement at November 30, 2003.

The committed revolving credit facilities mentioned above contain various financial covenants, including the maintenance of a minimum level of net capital, as defined in the Uniform Net Capital Rule 15c3-1 (the "Net Capital Rule") under the Securities Exchange Act of 1934. At November 30, 2003, the Company was in compliance with all such financial covenants.

4. COLLATERALIZED SECURITIES TRANSACTIONS

The Company enters into secured borrowing or lending agreements to obtain collateral necessary to effect settlements, meet customer needs or re-lend as part of its operations.

The Company receives collateral under reverse repurchase transactions, securities borrowed transactions, derivative transactions, customer margin loans and other secured money lending activities. In such instances, the Company is generally permitted to rehypothecate such securities.

At November 30, 2003, the Company had received securities pledged as collateral that can be repledged, delivered or otherwise used with a fair value of approximately $175.2 billion. This collateral was generally obtained under reverse repurchase, securities borrowed or margin lending agreements. Of these securities received as collateral, securities with a fair value of approximately $101.1 billion were delivered or repledged, generally as collateral under repurchase or securities lending agreements or to cover short sales.

In relation to non-cash loan versus pledge securities transactions, the Company recorded collateral received and a related obligation to return this collateral of approximately $5.5 billion at November 30, 2003.

5. SUBORDINATED LIABILITIES

Subordinated liabilities under revolving credit agreements and other subordination agreements with the Ultimate Parent consist of the following at November 30, 2003:

	Total Facility	Amount Drawn
	(in thousands)	
Subordinated Notes under Revolving Credit and Other Subordination Agreements due fiscal 2004 through 2010	$ 3,850,000	$ 2,610,000

At November 30, 2003, all outstanding subordinated liabilities are available to the Company in computing net capital pursuant to the Net Capital Rule.

The Company's subordinated revolving credit and other subordination agreements require payment of interest at floating rates related to the London Interbank Offered Rate. At November 30, 2003, various interest rates were in effect ranging from 1.38% to 1.99%.

Maturities of outstanding subordinated liabilities at November 30, 2003, are as follows:

Fiscal Year	Amount (in thousands)
2004	$ 250,000
2005	450,000
2006	450,000
2007	650,000
2008	800,000
2010	10,000
Total	$2,610,000

The terms of certain instruments governing indebtedness of the Company contain various financial covenants, including the maintenance of a minimum level of net capital, as defined in the Net Capital Rule. At November 30, 2003, the Company was in compliance with all such financial covenants.

6. REGULATORY REQUIREMENTS

The Company is a registered broker-dealer and futures commission merchant and, accordingly, is subject to the Net Capital Rule and the capital rules of The New York Stock Exchange, Inc. ("NYSE"), the Commodity Futures Trading Commission ("CFTC") and other principal exchanges of which it is a member. The Company has elected to use the alternative net capital method permitted by the Net Capital Rule, which requires the Company to maintain net capital, as defined, equal to 2% of aggregate debit items arising from customer transactions, as defined. The CFTC also requires that the Company maintain net capital, as defined, equal to 4% of customer funds required to be segregated pursuant to the Commodity Exchange Act, less the market value of certain commodity options, all as defined. The NYSE may require a member firm to reduce its business if its net capital is less than 4% of aggregate

debit items and may prohibit a member firm from expanding its business or paying cash dividends if its net capital is less than 5% of aggregate debit items. At November 30, 2003, the Company's net capital of approximately $3.3 billion was approximately 7% of aggregate debit items and exceeded the minimum regulatory net capital requirement of approximately $930.3 million by approximately $2.4 billion.

The Company performs the computation for assets in the proprietary accounts of its introducing brokers ("PAIB") in accordance with the customer reserve computation set forth in Rule 15c3-3 under the Securities Exchange Act of 1934, so as to enable introducing brokers to include PAIB assets as allowable assets in their net capital computations (to the extent allowable under the Net Capital Rule).

7. PREFERRED STOCK

The Company's Series A Preferred Stock (the "Preferred Stock"), issued primarily to third parties, has a liquidation preference of $1,500 per share, is non-voting and is entitled to dividends, on a cumulative basis, at 6% per annum. The Company may redeem, at its option, the Preferred Stock at a price of $1,500 per share plus accumulated and unpaid dividends upon the occurrence of certain events.

8. EMPLOYEE BENEFIT AND STOCK COMPENSATION PLANS

Bear Stearns provides the Company with all operations, management and administrative personnel. Certain employees of Bear Stearns participate in the Ultimate Parent's employee benefit and stock compensation plans. These plans include a qualified non-contributory profit sharing plan covering substantially all employees, and equity-based compensation plans which provide for grants of restricted stock units and stock options of the Ultimate Parent. Applicable costs are allocated to the Company and are included in employee compensation and benefits expense.

9. CUSTOMER ACTIVITIES

Customer Credit Risks

The Company's clearance activities for both clearing clients and customers, including affiliates, (collectively "customers"), involve the execution, settlement and financing of customers' securities and futures transactions. Customers' securities activities are transacted on either a cash or margin basis, while customers' futures transactions are generally transacted on a margin basis subject to exchange regulations.

In connection with the customer clearance activities, the Company executes and clears customers' transactions involving the sale of borrowed securities ("short sales") and the writing of option contracts. These transactions may expose the Company to loss in the event that customers are unable to fulfill their contractual obligations and customers' margin deposits are insufficient to fully cover their losses. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, may require customers to deposit additional cash or collateral, or to reduce positions, when deemed necessary. The Company also establishes credit limits for customers engaged in futures activities and monitors credit compliance. Additionally, with respect to the Company's correspondent clearing activities, introducing correspondent firms generally guarantee the contractual obligations of their customers. Further, the

Company seeks to reduce credit risk by entering into netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default.

In connection with the Company's customer financing and securities settlement activities, the Company may pledge customers' securities as collateral to satisfy exchange margin deposit requirements or to support various secured financing sources such as bank loans, securities loaned and repurchase agreements in accordance with applicable regulations. In the event counterparties are unable to meet their contractual obligations to return customers' securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations to such customers. The Company seeks to control this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess market exposure. Moreover, the Company establishes credit limits for such activities and monitors credit compliance.

Concentrations of Credit Risks

The Company is engaged in providing securities processing services to a diverse group of individuals and institutional investors, including affiliates. A substantial portion of the Company's transactions are executed with, or made on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans, mutual funds, hedge funds and other financial institutions. The Company's exposure to credit risk, associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities and futures transactions, can be directly impacted by volatile or illiquid trading markets which may impair customers' ability to satisfy their obligations to the Company. The Company attempts to minimize credit risk associated with these activities by monitoring customers' credit exposure and collateral values and requiring, when deemed necessary, additional collateral to be deposited with or returned to the Company.

A significant portion of the Company's securities processing activities includes clearing transactions for hedge funds and other professional traders, including affiliates. Due to the nature of their operations, which may include significant levels of margin activity, short selling and option writing, the Company may have significant credit exposure should these customers be unable to meet their commitments. In addition, the Company may be subject to concentration risk through providing margin to these customers holding large positions in certain types of securities, securities of a single issuer, including sovereign governments, issuers located in a particular country or geographic area or issuers engaged in a particular industry, where the Company receives such large positions as collateral. The Company seeks to control these risks by monitoring margin collateral levels for compliance with both regulatory and internal guidelines. Additional collateral is obtained when necessary. To further control these risks, the Company has developed computerized risk control systems which analyze the customers' sensitivity to major market movements. The Company will require customers to deposit additional margin collateral, or to reduce positions, if it is determined that customers' activities may be subject to above-normal market risk.

The Company acts as a clearing broker for substantially all of the customer and proprietary securities and futures activities of its affiliates on either a fully disclosed or omnibus basis. Such activities are conducted on either a cash or margin basis. The Company requires its affiliates to maintain margin collateral in compliance with various regulatory guidelines. The Company monitors required margin levels and requests additional collateral when deemed appropriate.

10. COMMITMENTS AND CONTINGENCIES

Leases - The Company occupies office space under leases which expire at various dates through 2011, as well as utilizes office space under an arrangement with its Ultimate Parent and Bear Stearns. At November 30, 2003, the future minimum aggregate annual rentals payable under the leases (net of subleases aggregating $2.2 million) for which the Company is a party to signed leases are as follows:

Fiscal Year	Amount (in thousands)
2004	$ 4,844
2005	6,269
2006	6,349
2007	6,372
2008	6,300
Aggregate amount thereafter	11,035
Total	$ 41,169

The various leases contain provisions for periodic escalations. In addition to these direct leases quantified in the table above, the Company has entered into an agreement with Bear Stearns and its Ultimate Parent whereby the cost of space utilized by the Company is allocated to it. This agreement excludes office space relating to the Ultimate Parent's arrangement with respect to the 383 Madison Avenue, New York City location. See Note 12 "Related Party Activities" for further discussion.

Letters of Credit and Securities Borrowed - At November 30, 2003, the Company was contingently liable for letters of credit of approximately $2.5 billion, of which approximately $1.8 billion were unsecured. The majority of the letters of credit were used as collateral for securities borrowed with a market value of $2.4 billion and the remaining letters of credit were used primarily for satisfying margin deposits at option and futures exchanges.

Litigation - In the normal course of business, the Company has been named as a defendant in various lawsuits that involve claims for substantial amounts. Also, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations. The Ultimate Parent and its subsidiaries, including the Company, have received subpoenas from the Office of the U. S. Attorney for the Southern District of New York and the New York Regional Office of the Securities and Exchange Commission (the "NYRO") and information requests from the Commodity Futures Trading Commission and the New York Stock Exchange seeking information regarding trading in shares of mutual funds. Additionally, Bear Stearns received a subpoena from the Office of New York State Attorney General and a voluntary request for information from the NYRO seeking information regarding the Ultimate Parent's involvement in trading in shares of mutual funds. The Company is cooperating fully with these inquiries.

Although the ultimate outcome of the various matters cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of the foregoing matters will not have a material adverse effect on the financial condition of the Company, taken as a whole; such resolution may, however, have a material effect on the operating results in any future period, depending on the level of income for such period.

Other Commitments - At November 30, 2003, the Company had a collateralized lending commitment of $112.0 million.

11. GUARANTEES

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the Statement of Financial Condition for these arrangements.

12. RELATED PARTY ACTIVITIES

Clearance Activities - At November 30, 2003, the Company's clearance activities have resulted in payables to Bear Stearns and other affiliates of $6.1 billion included within payables to brokers, dealers and others and fully collateralized receivables from an affiliate of $202.3 million included within receivables from brokers, dealers and others.

Collateralized Securities Transactions - The Company enters into reverse repurchase transactions and well as repurchase transactions with Bear Stearns and an affiliate. At November 30, 2003, such reverse repurchase transactions had a contract value of $10.5 billion, of which $5.3 billion (market value of collateral at November 30, 2003 of $5.3 billion) is reflected in cash and securities deposited with clearing organizations or segregated in compliance with federal regulations. The remaining reverse repurchase transactions of $5.2 billion are reflected in securities purchased under agreements to resell. At November 30, 2003 the repurchase transactions with Bear Stearns and an affiliate approximated $1.6 billion.

The Company enters into securities borrowed and securities loaned transactions with Bear Stearns and other affiliates. Balances at November 30, 2003 relating to such securities borrowed and loaned transactions totaled $4.4 billion and $7.0 billion, respectively.

Futures Activities - The Company clears certain futures transactions through affiliates. The net payable balance relating to such transactions totaled approximately $538.1 million at November 30, 2003, and is included in payables to brokers, dealers and others.

Financing Activities - In the ordinary course of business, the Company obtains a significant amount of its financing from the Ultimate Parent and provides collateralized short-term financing to affiliated companies. At November 30, 2003, the Company had a balance of approximately $2.1 billion payable to the Ultimate Parent. Interest rates on such balances are generally based on the federal funds rate. At November 30, 2003, the Company had $50 million invested in a money market portfolio fund sponsored and managed by affiliates.

Operating Expenses - Pursuant to an operating agreement, Bear Stearns may charge the Company for providing it with all operations, management and administrative personnel, facilities and other services.

Additionally, the Ultimate Parent and an affiliate are party to an agreement with respect to an office tower at 383 Madison Avenue, New York City ("383 Madison"), which was developed and built as the Ultimate Parent's worldwide headquarters. The Company has an agreement permitting occupancy of 383 Madison.

* * * * * *

BEAR, STEARNS SECURITIES CORP.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 NOVEMBER 30, 2003 (in thousands)

NET CAPITAL:		
Total stockholders' equity		$ 1,086,618
Subordinated liabilities		2,610,000
Total capital and allowable subordinated liabilities		3,696,618
Nonallowable assets:		
Miscellaneous accounts receivable	$ 27,066	
Receivables from customers	13,928	
Non-marketable investments	10,850	
Aged interest and dividends receivable	7,624	
Exchange memberships	4,064	
Loans and advances	2,058	
Other	2,649	
	68,239	
Charges on:		
Stock borrow deficits	108,673	
Aged fails to deliver	39,172	
1% of stock borrow versus letter of credit	24,938	
Customer TBA deficits	7,313	
Customer cash margin deficiency	226	
1% of 15c3-3 matched fails	5,036	
Accounts carried under Rule 15c3-1(c)(2)(x)	10,385	
Other	45,723	
	241,466	309,705
Net capital before haircuts on securities positions		3,386,913
Haircuts on securities:		
Trading and investment securities - Other securities		43,039
Net capital		3,343,874
Computation of alternative net capital requirement - 2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3		930,292
Excess net capital		$ 2,413,582
Net capital in excess of 5% of aggregate debit items		$ 1,018,143

There are no material differences between the computation of net capital presented herein and that reported by the Company in its unaudited Part II of Form X-17A-5 at November 30, 2003.

BEAR, STEARNS SECURITIES CORP.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4d(2) UNDER THE COMMODITY EXCHANGE ACT NOVEMBER 30, 2003 (in thousands)

SEGREGATION REQUIREMENTS:		
Net ledger balances:		
Cash		$ 726,485
Securities (at market)		1,109,303
Net unrealized profit on open futures contracts		257,511
Exchange traded options:		
Market value of open option contracts purchased		87,692
Market value of open option contracts sold		(149,709)
Net equity		2,031,282
Accounts liquidating to a deficit and accounts with debit balances - gross amount	$ 62,870	
Less amount offset against U.S. Treasury obligations owned by particular customers	(62,860)	10
Amount required to be segregated		2,031,292
FUNDS ON DEPOSIT IN SEGREGATION:		
Deposited in segregated funds bank accounts:		
Cash		593,151
Securities held for particular customers or option customers in lieu of cash (at market)		424,251
Margins on deposit with clearing organizations of contract markets:		
Securities representing investments of customers' funds (at market)		442,937
Securities held for particular customers or option customers in lieu of cash (at market)		685,053
Net settlement due from clearing organizations		22,848
Exchange traded options:		
Value of open long option contracts		87,692
Value of open short option contracts		(149,709)
Net equities with other futures commission merchants - Net liquidating equity		1,282
Total amount in segregation		2,107,505
EXCESS FUNDS IN SEGREGATION		$ 76,213

There are no material differences between the computation of segregation requirements presented herein and that reported by the Company in its unaudited Part II of Form X-17A-5 at November 30, 2003.

BEAR, STEARNS SECURITIES CORP.

SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT NOVEMBER 30, 2003 (in thousands)

FUNDS DEPOSITED IN SEPARATE REGULATION 30.7 ACCOUNTS:		
Cash in banks located in the United States		$ 135,416
Securities in safekeeping with banks in the United States		50,965
Amounts held by members of foreign boards of trade:		
Net receivable	$ 40,893	
Securities	119,621	
Unrealized gain on open futures contracts	4,124	
Value of long option contracts	47,394	
Value of short option contracts	(44,622)	167,410
Total funds in separate Section 30.7 accounts		353,791
Amount required to be set aside in separate Section 30.7 accounts		336,159
EXCESS FUNDS		$ 17,632

There are no material differences between the computation of secured amounts presented herein and that reported by the Company in its unaudited Part II of Form X-17A-5 at November 30, 2003.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 27, 2004

Bear, Stearns Securities Corp.
One MetroTech Center North
Brooklyn, New York 11201

In planning and performing our audit of the financial statements of Bear, Stearns Securities Corp. (the "Company") for the year ended November 30, 2003 (on which we issued our report dated January 27, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) [including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")]; (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2003, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, The New York Stock Exchange, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP